UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: March 27, 2024

MAG Silver Corp.

(SEC File Number: 001-33574)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Exhibits

99.1	Technical Report dated 27 March 2024
99.2	Certificates of Qualified Persons
99.3	Consents of Qualified Persons

Date: March 27, 2024	MAG Silver Corp.

"George Paspalas"
GEORGE PASPALAS
President & CEO